Filed by Markit Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934

Subject Company: IHS Inc.

(Commission File No.: 001-32511)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

Commission File Number: 001-36495

MARKIT LTD.

(Translation of registrant’s name into English)

4th Floor, Ropemaker Place,

25 Ropemaker Street

London, England

EC2Y 9LY

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F IR ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

In connection with (i) an offer to exchange (the “Exchange Offer”) currently outstanding 5.000% Senior Notes due 2022 (the “Existing IHS Notes”) issued by IHS Inc., a Delaware corporation (“IHS”), for new 5.000% Senior Notes due 2022 (the “New IHS Markit Notes”) to be issued by IHS Markit Ltd. (“IHS Markit”) and cash and (ii) a related solicitation of consents to amend the indenture governing the Existing IHS Notes, Markit Ltd., a Bermuda exempted company (“Markit”), is disclosing under this Report of Foreign Private Issuer on Form 6-K the information below and included in Exhibit 99.1, which is incorporated herein by reference. The Exchange Offer is being made by Markit in connection with the Agreement and Plan of Merger, entered into by IHS, Markit and Marvel Merger Sub, Inc., a Delaware corporation and an indirect and wholly-owned subsidiary of Markit (“Merger Sub”) pursuant to which Merger Sub will merge with and into IHS, with IHS surviving such merger as an indirect, wholly-owned subsidiary of Markit (the “Merger”). Following the Merger, Markit will be renamed IHS Markit Ltd. The purpose of the Exchange Offer is to promote a more efficient capital structure following the Merger.

The information, some of which has not been previously reported (including a summary of the terms of the credit agreement (the “New Credit Agreement”) and related documentation that IHS Markit and certain of IHS Markit’s subsidiaries will enter into with Bank of America, N.A, as administrative agent, and a syndicate of lenders following the consummation of the Merger and the pro forma as adjusted capitalization of IHS Markit after giving effect to the Merger, the Exchange Offer and the entry into the New Credit Agreement) is excerpted from the Confidential Offering Memorandum and Consent Solicitation Statement, dated June 27, 2016, that is being circulated to eligible holders of the Existing IHS Notes in connection with Exchange Offer. This Report of Foreign Private Issuer on Form 6-K does not constitute an offer to subscribe for or the solicitation of an offer to sell or otherwise acquire securities.

The New Credit Agreement will be for credit facilities in an aggregate principal amount of $3,056.0 million, consisting of term loans in an aggregate principal amount of $1,206.0 million (the “New Term Loan”) and revolving credit commitments in an aggregate principal amount of $1,850.0 million (the “New Revolver”), which, in the case of the New Term Loan, is expected to be borrowed in U.S. Dollars, and which, in the case of the New Revolver and subject to certain conditions and limitations, may be borrowed in U.S. Dollars, Sterling, Euros, Canadian Dollars, Swiss Francs, Japanese Yen, or other freely available currencies approved by the administrative agent. Up to $50.0 million of the New Revolver will be available for letters of credit. The borrowers may, subject to certain conditions and limitations, increase the outstanding principal amount of term loans and/or revolving credit commitments outstanding under the New Credit Agreement in an aggregate principal amount not to exceed $500.0 million. The New Term Loan is anticipated to be incurred by Markit Group Holdings Limited, and, subject to certain conditions and limitations, the New Revolver may be drawn upon by Markit Group Holdings Limited, IHS Global, Inc., IHS Global SA, IHS and IHS Global Canada Ltd., together with any additional subsidiaries of IHS Markit designated as revolving borrowers under and pursuant to the terms of the New Credit Agreement. Additionally, the New Credit Agreement will be guaranteed, subject to customary limitations, by IHS Markit and certain subsidiaries of IHS Markit (including the borrowers referred to above, Markit Group Limited, Markit North America, Inc., CARFAX, Inc., IHS Global Limited and R.L. Polk & Co.). The combined total revenue of the subsidiaries that are guarantors plus the unconsolidated revenues of all the borrowers under the New Credit Agreement, determined quarterly on a trailing twelve month basis, must be equal to or greater than 60% of IHS Markit’s consolidated total revenue for such period. If IHS Markit is not in compliance with such guarantor coverage test, it must cause additional subsidiaries of IHS Markit to become guarantors with respect to the New Credit Agreement on the terms set forth therein. Additionally, IHS Markit must, subject to certain conditions and limitations, cause each subsidiary thereof that either (i) has a revenue of 10% or greater of IHS Markit’s consolidated revenue or (ii) guarantees (or is a borrower or issuer with respect to) certain material indebtedness of IHS Markit and its subsidiaries to become a guarantor with respect to the New Credit Agreement. The New Credit Agreement’s final terms have not yet been determined, and may differ from those described here, in some instances materially.

The guarantors of the New IHS Markit Notes will initially be identical to the obligors under the New Credit Agreement and future guarantees of the New IHS Markit Notes will be required to the extent a subsidiary is required by the New Credit Agreement to provide a guarantee thereunder, among other circumstances.

Neither the Merger nor the entry into the New Credit Agreement requires the consent of holders of the Existing IHS Notes.

On June 27, 2016, IHS and Markit issued a joint press release announcing the commencement of the Exchange Offer. A copy of the press release is attached as Exhibit 99.2 and is incorporated herein by reference.

Additional Information

On June 6, 2016 Markit filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that includes a joint proxy statement of IHS and Markit. IHS and Markit may also file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF IHS AND MARKIT ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these materials and other documents filed with the SEC by IHS and Markit through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of IHS or Markit at the following:

IHS 15 Inverness Way East Englewood, CO 80112 Attention: Investor Relations +1 303-397-2969	Markit 4th Floor, Ropemaker Place, 25 Ropemaker St., London England EC2 9LY Attention: Investor Relations: +44 20 7260 2000

Participants in the Solicitation

IHS, Markit, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IHS’s directors and executive officers, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in IHS’s Form 10-K for the year ended November 30, 2015 and its proxy statement filed on February 24, 2016, which are filed with the SEC. Information regarding the directors and executive officers of Markit, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in Markit’s 20-F for the year ended December 31, 2015, and Markit’s proxy statement filed on Form 6-K on March 28, 2016, which are filed with the SEC. A more complete description is available in the registration statement on Form F-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the merger on anticipated terms and timing, including obtaining shareholder or stockholder (as applicable) and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the merger, (ii) the ability of IHS and Markit to integrate the business successfully and to achieve anticipated synergies, risks and costs, (iii) potential litigation relating to the proposed transaction that could be instituted against IHS, Markit or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm IHS’s and Markit’s business, including current plans and operations, (v) the ability of IHS or Markit to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (vii) continued availability of capital and financing and rating agency actions, (viii) legislative, regulatory and economic developments, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect IHS’s and/or Markit’s financial performance, (x) certain restrictions during the pendency of the merger that may impact IHS’s or Markit’s ability to pursue certain business opportunities or strategic transactions and (xi) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the joint proxy statement/prospectus included in the registration statement on Form F-4 filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors presented in the registration statement on Form F-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IHS’s or Markit’s consolidated financial condition, results of operations, credit rating or liquidity. Neither IHS nor Markit assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARKIT LTD. (Registrant)

By:	/s/ Jeff Gooch
Name:	Jeff Gooch
Title:	Chief Financial Officer

Date: June 27, 2016

EXHIBIT INDEX

Exhibit Number	Description

99.1	Excerpts from the Confidential Offering Memorandum and Consent Solicitation Statement, dated June 27, 2016
99.2	Press Release dated June 27, 2016

Exhibit 99.1

Excerpts from the Confidential Offering Memorandum and Consent Solicitation
Statement, dated June 27, 2016

Markit U.S. GAAP Adjusted EBITDA Reconciliation

The following table reconciles the most directly comparable GAAP financial measure, Markit’s income from continuing operations (reflecting the impact of adjustments made to Markit’s financial statements presented in accordance with IFRS in order to present them on a basis consistent with IHS’s accounting policies under U.S. GAAP, as well as reclassification to conform Markit’s historical accounting presentations to IHS’s accounting presentations), to Markit’s Adjusted EBITDA for the periods presented.

Adjusted Markit
Three months ended March 31,
2016
(in millions)
Income from continuing operations	$23.4
Income tax expense	10.1
Non-operating expense, net (Finance costs—net)	8.0
Depreciation and amortization	55.9
Acquisition related costs	9.7
Litigation related charges	0.8
Share based compensation and related items	12.9
Other (income)/expense, net	(0.9)
Share of results from joint venture not attributable to EBITDA	(0.9)
Adjusted EBITDA attributable to non-controlling interests	(0.6)
Adjusted EBITDA	$118.7

Capitalization

The following table sets forth (i) the cash and cash equivalents and capitalization as of February 29, 2016 of IHS on a historical basis and (ii) the cash and cash equivalents and capitalization as of February 29, 2016 of IHS Markit on a pro forma as adjusted basis to give effect to (a) the Merger and the other transactions contemplated thereby, (b) the consummation of the Exchange Offer on a full participation basis (assuming that all Existing IHS Notes are validly tendered and not validly withdrawn and accepted for purchase in the Exchange Offer), (c) the termination of IHS’s existing revolving facility and term loan and Markit’s existing multi-currency revolving credit facility and (d) the entry into the New Credit Facilities.

	As of February 29, 2016	As of February 29, 2016
	Actual IHS (unaudited)	Pro forma as adjusted IHS Markit (unaudited)
	(in millions)

Cash and cash equivalents(1)	$60.5	$75.5
Total Debt:
2014 Revolving Facility(2)	$1,036.0	$—
2013 Term Loan: (2)
Tranche A-1	656.3	—
Tranche A-2	550.0	—
Bank borrowings:(3)
New Revolver(4)	—	1,173.5
New Term Loan	—	1,206.3
Share buyback	—	107.6
Existing IHS Notes	750.0	—
Existing Markit Notes	—	497.9
New IHS Markit Notes	—	750.0
Capital leases	6.0	6.0
Total debt, including current portion	2,998.3	3,741.3
Stockholders’ Equity:
Common stock	0.7	4.2
Additional paid-in capital	1,071.1	7,439.9
Treasury stock	(415.7)	—
Retained earnings(5)	1,700.3	1,625.6
Accumulated other comprehensive income / (loss)	(217.3)	(217.3)
Total stockholders’ equity	2,139.2	8,852.4
Total capitalization	$5,137.5	$12,589.5

(1)	As of February 29, 2016, approximately $52.0 million of cash and cash equivalents were held by IHS’s foreign subsidiaries. Cash held by IHS’s foreign subsidiaries could be subject to U.S. federal income tax if IHS decided to repatriate it.

2

(2)	See Note 4 to IHS’s unaudited consolidated financial statements for the three months ended February 29, 2016 included in its Quarterly Report on Form 10-Q filed on March 21, 2016, for a description of the 2014 Revolving Facility and 2014 Term Loan. These facilities will be terminated in connection with the Merger and related refinancing transactions.

(3)	As of February 29, 2016, on a pro forma as adjusted basis after giving effect to the Merger and related refinancing transactions, we would have had approximately $675.0 million available to be borrowed under the New Revolver, which could increase by $500.0 million subject to certain conditions.

(4)	The pro forma as adjusted amounts do not give effect to any fees incurred in connection with the refinancing transactions, which we currently estimate to be approximately $18.0 million. We plan to either use cash on hand or to draw additional amounts under the New Revolver in the amount of any fees incurred in connection with the refinancing transactions.

(5)	Does not reflect the impact of the write-off of deferred financing fees relating to the Exchange Offer, the New Revolver or the New Term Loan.

3

Summary of New Credit Facilities

The following is a brief description of the anticipated principal terms of IHS Markit’s New Credit Facilities. However, the final terms have not been determined and may differ from those described below.

Upon the consummation of the Merger, IHS Markit and certain of its subsidiaries plan to enter into the New Credit Agreement (the “New Credit Agreement”) with Bank of America, N.A., as administrative agent, and a syndicate of lenders party thereto, for credit facilities in an aggregate principal amount of $3,056.0 million, consisting of term loans in an aggregate principal amount of $1,206.0 million (the “New Term Loan”) and revolving credit commitments in an aggregate principal amount of $1,850.0 million (the “New Revolver”), which, in the case of the New Term Loan, is expected to be borrowed in U.S. Dollars, and which, in the case of the New Revolver and subject to certain conditions and limitations, may be borrowed in U.S. dollars, Sterling, Euros, Canadian dollars, Swiss Francs, Japanese Yen, or other freely available currencies approved by the administrative agent. Up to $50.0 million of the New Revolver will be available for letters of credit. The borrowers may, subject to certain conditions and limitations, increase the outstanding principal amount of term loans and/or revolving credit commitments outstanding under the New Credit Agreement in an aggregate principal amount not to exceed $500.0 million. The New Term Loan is anticipated to be incurred by MGHL, and, subject to certain conditions and limitations, the New Revolver may be drawn upon by MGHL, IHS Global, Inc., IHS Global S.A. and IHS Global Canada Limited, together with any additional subsidiaries of IHS Markit designated as revolving borrowers under and pursuant to the terms of the New Credit Agreement.

The obligations under the New Credit Agreement will be guaranteed by IHS Markit and certain of its subsidiaries. The combined total revenue of the subsidiaries who are guarantors plus the unconsolidated revenues of all the borrowers under the New Credit Agreement, determined quarterly on a trailing twelve month basis, must be equal to or greater than 60% of IHS Markit’s consolidated total revenue for such period. If IHS Markit is not in compliance with such guarantor coverage test, it must cause additional subsidiaries of IHS Markit to become guarantors with respect to the New Credit Agreement on the terms set forth therein. Additionally, IHS Markit must, subject to certain conditions and limitations, cause each subsidiary thereof that either (i) has a revenue of 10% or greater of IHS Markit’s consolidated revenue or (ii) guarantees (or is a borrower or issuer with respect to) certain material indebtedness of IHS Markit and its subsidiaries to become a guarantor with respect to the New Credit Agreement. The New Credit Agreement contains customary limitations on the obligations of U.S. guarantors and obligors with respect to indebtedness of non-U.S. borrowers as set forth therein.

The New Term Loans mature, and the commitments under the New Revolver terminate, after a five year term, and are unsecured. The New Term Loan may, at our option, bear interest based on an alternate base rate (equal to the highest of (a) the federal funds rate plus 0.50%, (b) Bank of America, N.A.’s “prime rate,” and (c) the Eurodollar rate plus 1.00%) or a “Eurodollar rate” (equal to the London Interbank Offered Rate (“LIBOR”) for the selected interest period, with such modifications as set forth in the New Credit Agreement), plus, in either case, an applicable margin ranging from 0.00% to 0.75%, for alternate base rate loans and ranging from 1.00% to 1.75%, for Eurodollar rate loans, with such applicable margin dependent upon, among other matters, our Leverage Ratio, which is defined as the ratio of Consolidated Funded Indebtedness to rolling four-quarter Consolidated EBITDA, each as defined and further described in the New Credit Agreement. Loans in respect of the New Revolver denominated in currencies other than U.S. Dollars bear interest similarly, and with the same margins, except the base to which such margin is added may differ from those described above, in the manner set forth in the New Credit Agreement, depending on the applicable currency. Prior to our delivery of a compliance certificate under the New Credit Agreement, after which the interest rate margins may be modified on account of our Leverage Ratio as set forth above, the applicable margin for loans under the New Credit Agreement will be 0.75% per annum for loans based on the alternate base rate (or corresponding rates for non-U.S. Dollar loans) and 1.75% per annum for loans based on the Eurodollar rate (or corresponding rates for non-U.S. Dollar loans). Additionally, our New Credit Agreement will require us to pay a fee in respect of unused revolving credit commitments under the New Revolver. Such commitment fee will initially be 0.30% per annum, and may be reduced in the future on account of our Leverage Ratio.

4

The New Credit Agreement will contain certain financial and other covenants, including a Maximum Leverage Ratio and a minimum Interest Coverage Ratio, as defined in the New Credit Agreement. The New Credit Agreement requires us to maintain a Maximum Leverage Ratio of 3.75:1.00 for the three consecutive trailing twelve month test periods following the Merger, and 3.50:1.00 thereafter, and a minimum Interest Coverage Ratio of 3.00:1.00. Each such financial covenant will be tested quarterly, and such Leverage Ratio test is subject to modification for certain material acquisitions as set forth in the New Credit Agreement.

The New Credit Agreement limits our ability and the ability of our subsidiaries to, among other things: (i) incur or guarantee additional debt; (ii) make certain investments or acquisitions; (iii) incur certain liens; (iv) engage in certain types of fundamental change transactions; (v) make certain dispositions and asset sales; and (vi) transact with our affiliates in certain manners. In addition, the New Credit Agreement contains certain customary representations and warranties, affirmative covenants and events of default.

5

Exhibit 99.2

IHS and Markit Announce Exchange Offer and Consent Solicitation for IHS Notes

LONDON and ENGLEWOOD, Colorado – June 27, 2016 – IHS (NYSE: IHS) and Markit (NASDAQ: MRKT) today announced that Markit has commenced, subject to the terms and conditions set forth in a confidential offering memorandum and consent solicitation statement dated the date hereof (the “Offering Memorandum”), an offer to exchange (the “Exchange Offer”) any and all of the outstanding $750.0 million aggregate principal amount of 5.000% Senior Notes due 2022 (the “Existing IHS Notes”) issued by IHS Inc. (“IHS”) held by Eligible Holders (as defined below) for (i) up to an aggregate principal amount of $750.0 million of new 5.000% Senior Notes due 2022 (the “New IHS Markit Notes”) to be issued by Markit (to be renamed IHS Markit upon completion of the Merger referred to below) and (ii) cash. For each $1,000 principal amount of Existing IHS Notes tendered into the Exchange Offer prior to 5:00 p.m., New York City time, on the Early Tender Date (as defined below), Eligible Holders will be eligible to receive $1,000 principal amount of New IHS Markit Notes and $5.00 of cash, as described below. The purpose of the Exchange Offer is to promote a more efficient capital structure following the Merger.

Markit is also soliciting consents (the “Consent Solicitation”) from Eligible Holders, upon the terms and conditions set forth in the Offering Memorandum, to adopt certain proposed amendments to the indenture (the “Existing IHS Indenture”) under which the Existing IHS Notes were issued that would eliminate certain of the covenants, restrictive provisions and events of default contained in the Existing IHS Indenture (the “Proposed Amendments”). Eligible Holders may not deliver a consent in the Consent Solicitation without tendering Existing IHS Notes in the Exchange Offer. If an Eligible Holder tenders Existing IHS Notes in the Exchange Offer, such Eligible Holder will be deemed to deliver its consent, with respect to the principal amount of such tendered Existing IHS Notes, to the Proposed Amendments. Markit may complete the Exchange Offer even if valid consents sufficient to effect the Proposed Amendments to the Existing IHS Indenture are not received.

The Exchange Offer and the Consent Solicitation are being made in connection with the merger agreement, dated as of March 20, 2016 (the “Merger Agreement”), by and among Markit, Marvel Merger Sub, Inc., a wholly owned subsidiary of Markit, and IHS, pursuant to which Markit has agreed to acquire IHS (the “Merger”). The obligation of Markit to accept for exchange, and to pay the cash consideration for, Existing IHS Notes validly tendered (and not validly withdrawn) in the Exchange Offer is subject to certain conditions set forth in the Offering Memorandum, including consummation of the Merger pursuant to the Merger Agreement. The parties’ obligations to complete the Merger are conditioned upon a number of conditions, including (i) the adoption by IHS stockholders of the proposal to approve the Merger Agreement; (ii) the approval by Markit shareholders of the issuance of Markit common shares as merger consideration under the Merger Agreement, a proposal to approve amending and restating the bye-laws of Markit, and a proposal to approve the name change of “Markit Ltd.” to “IHS Markit Ltd.”; (iii) the absence of certain governmental restraints or prohibitions preventing the consummation of the Merger or imposing a regulatory material adverse effect; and (iv) certain other customary closing conditions. Consummation of the Merger is not subject to a financing condition and is not subject to the completion of the Exchange Offer and Consent Solicitation.

Holders who validly tender their Existing IHS Notes at or prior to 5:00 p.m., New York City time, on July 11, 2016, unless extended (the “Early Tender Date”) will be eligible to receive the "Total Exchange Consideration" (as set forth in the table below), which includes the “Early Tender Premium” set forth in such table, for all such Existing IHS Notes that are accepted on the Settlement Date (as defined below). Eligible holders who validly tender their Existing IHS Notes after the Early Tender Date but at or prior to 11:59 p.m., New York City time, on July 25, 2016, unless extended (the “Expiration Date”), will not be eligible to receive the Early Tender Premium and, instead, will be eligible to receive only the “Exchange Consideration” set out in the table below on a “Settlement Date” that will occur promptly after the Expiration Date.

The following table sets forth the Exchange Consideration, Early Tender Premium and Total Exchange Consideration for Existing IHS Notes validly tendered (and not validly withdrawn) and accepted for exchange in the Exchange Offer:

Existing IHS Notes to be Exchanged	CUSIP Numbers	Aggregate Principal Amount Outstanding	Exchange Consideration(1)	Early Tender Premium(1)	Total Exchange Consideration(1)(2)
5.000% Senior Notes due 2022	451734AC1 / 451734AA5	$750,000,000	$950 principal amount of New IHS Markit Notes and $5.00 in cash	$50 principal amount of New IHS Markit Notes	$1,000 principal amount of New IHS Markit Notes and $5.00 in cash

(1) For each $1,000 principal amount of Existing IHS Notes, plus any accrued and unpaid interest thereon from the last interest payment date to, but not including, the Settlement Date.

(2) Includes Early Tender Premium.

Eligible Holders of Existing IHS Notes may deliver their consent to the Proposed Amendments to the Existing IHS Indenture only by tendering Existing IHS Notes in the Exchange Offer and Consent Solicitation. Eligible Holders may not deliver a consent in the Consent Solicitation without tendering Existing IHS Notes in the Exchange Offer. If an Eligible Holder tenders Existing IHS Notes in the Exchange Offer, such Eligible Holder will be deemed to deliver its consent, with respect to the principal amount of such tendered Existing IHS Notes, to the Proposed Amendments. After the withdrawal deadline of 5:00 p.m., New York City time, on July 11, 2016 (unless extended) and before the Expiration Date, upon receipt of valid consents sufficient to effect the Proposed Amendments, IHS, the current subsidiary guarantors of the Existing IHS Notes and the trustee under the Existing IHS Indenture will execute and deliver a supplemental indenture relating to the Proposed Amendments. The Proposed Amendments will become operative upon consummation of the Exchange Offer.

Documents relating to the Exchange Offer and Consent Solicitation will only be distributed to holders of Existing IHS Notes who certify that they are (i) “qualified institutional buyers” within the meaning of Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), or (ii) persons outside the United States that are not “U.S. persons” within the meaning of Regulation S under the Securities Act (such holders, “Eligible Holders”). The complete terms and conditions of the Exchange Offer and the Consent Solicitation are described in the Offering Memorandum and related letter of transmittal and consent, copies of which may be obtained by contacting D.F. King & Co., Inc., the exchange agent and information agent in connection with the Exchange Offer and Consent Solicitation, at (800) 330-4627 (U.S. toll-free) or (212) 269-5550 (banks and brokers) or by visiting www.dfking.com/ihs.

The New IHS Markit Notes will be guaranteed on a senior unsecured basis by each of IHS Markit’s subsidiaries that are borrowers or guarantors under the new credit facilities that IHS Markit and certain of its subsidiaries will enter into upon the consummation of the Merger. Future guarantees of the New IHS Markit Notes will be required to the extent a subsidiary is required by the new credit facilities to provide a guarantee thereunder, among other circumstances.

The New IHS Markit Notes have not been, and will not be, registered under the Securities Act or the securities laws of any other jurisdiction. The New IHS Markit Notes may not be offered or sold in the United States or to any U.S. persons except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

This press release shall not constitute an offer to purchase any securities or a solicitation of an offer to sell, or the solicitation of tenders or consents with respect to, any securities, and is issued pursuant to Rule 135c under the Securities Act. The Exchange Offer and Consent Solicitation are being made only pursuant to the Offering Memorandum and related transmittal documents and only to such persons and in such jurisdictions as is permitted under applicable law.

This press release has not been approved by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000 (as amended). Accordingly, this document is only for distribution to and directed at: (i) in the United Kingdom, persons having professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the "Order") or high net worth entities falling within Article 49(2)(a) to (d) of the Order; (ii) persons who are outside the United Kingdom; and (iii) any other person to whom it can otherwise be lawfully distributed (all such persons together being referred to as "Relevant Persons"). Any investment or investment activity to which this press release relates is available only to and will be engaged in only with Relevant Persons. Persons who are not Relevant Persons should not take any action based upon this press release and should not rely on it.

News Media Contacts	Investor Relations Contacts
For IHS:	For IHS:
Ed Mattix	Eric Boyer
+1 303 397-2467	+1 303 397-2969
ed.mattix@ihs.com	eric.boyer@ihs.com

For Markit:	For Markit:
Ed Canaday	Matthew Kolby
Tel: +1 917 434-5075	+1 646 679-3140
ed.canaday@markit.com	matthew.kolby@markit.com

About IHS

IHS (NYSE: IHS) is a leading source of insight, analytics and expertise in critical areas that shape today’s business landscape. Businesses and governments in more than 140 countries around the globe rely on the comprehensive content, expert independent analysis and flexible delivery methods of IHS to make high-impact decisions and develop strategies with speed and confidence. IHS has been in business since 1959 and became a publicly traded company on the New York Stock Exchange in 2005. Headquartered in Englewood, Colorado, USA, IHS is committed to sustainable, profitable growth and employed nearly 9,000 people in 33 countries around the world prior to completion of the Merger.

IHS is a registered trademark of IHS Inc. All other company and product names may be trademarks of their respective owners. © 2016 IHS Inc. All rights reserved.

About Markit

Markit is a leading global provider of financial information services. We provide products that enhance transparency, reduce risk and improve operational efficiency. Our customers include banks, hedge funds, asset managers, central banks, regulators, auditors, fund administrators and insurance companies. Founded in 2003, we employed over 4,200 people in 13 countries prior to completion of the Merger. Markit shares are listed on NASDAQ under the symbol MRKT.

Additional Information

On June 6, 2016 Markit filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that includes a joint proxy statement of IHS and Markit. IHS and Markit may also file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF IHS AND MARKIT ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these materials and other documents filed with the SEC by IHS and Markit through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of IHS or Markit at the following:

IHS 15 Inverness Way East Englewood, CO 80112 Attention: Investor Relations +1 303-397-2969	Markit 4th Floor, Ropemaker Place, 25 Ropemaker St., London England EC2 9LY Attention: Investor Relations: +44 20 7260 2000

Participants in the Solicitation

IHS, Markit, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding IHS’s directors and executive officers, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in IHS’s Form 10-K for the year ended November 30, 2015 and its proxy statement filed on February 24, 2016, which are filed with the SEC. Information regarding the directors and executive officers of Markit, and their direct or indirect interests in the transaction, by security holdings or otherwise, is contained in Markit’s 20-F for the year ended December 31, 2015, and Markit’s proxy statement filed on Form 6-K on March 28, 2016, which are filed with the SEC. A more complete description is available in the registration statement on Form F-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the merger on anticipated terms and timing, including obtaining shareholder or stockholder (as applicable) and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the merger, (ii) the ability of IHS and Markit to integrate the business successfully and to achieve anticipated synergies, risks and costs, (iii) potential litigation relating to the proposed transaction that could be instituted against IHS, Markit or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm IHS’s and Markit’s business, including current plans and operations, (v) the ability of IHS or Markit to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (vii) continued availability of capital and financing and rating agency actions, (viii) legislative, regulatory and economic developments, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect IHS’s and/or Markit’s financial performance, (x) certain restrictions during the pendency of the merger that may impact IHS’s or Markit’s ability to pursue certain business opportunities or strategic transactions and (xi) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the joint proxy statement/prospectus included in the registration statement on Form F-4 filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors presented in the registration statement on Form F-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IHS’s or Markit’s consolidated financial condition, results of operations, credit rating or liquidity. Neither IHS nor Markit assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.